UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-50723

Hedge Fund Managers (Diversified) LLC
(Exact name of registrant as specified in its charter)

200 West Street
New York, New York
212-902-1000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Units of Limited Liability Company Interests
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:   287

Pursuant to the requirements of the Securities Exchange Act of 1934, Hedge Fund Managers (Diversified) LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 1, 2014	HEDGE FUND MANAGERS (DIVERSIFIED) LLC (Registrant)

	By:	Goldman Sachs Hedge Fund Strategies LLC
	Title:	Managing Member

	By:	/s/ Helen A. Crowley
	Name:	Helen A. Crowley
	Title:	Chief Financial Officer and Managing Director